UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Xunlei Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

98419E108**

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, of the Issuer, each representing five common shares of the Issuer. No CUSIP has been assigned to the common shares.

(Continued on following pages)

CUSIP No.: 98419E108

(1)	Name of reporting persons Shenglong Zou (“Mr. Zou”)
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 32,814,606 Common Shares
(6) Shared voting power 0
(7) Sole dispositive power 32,814,606 Common Shares
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 32,814,606 Common Shares
(10)	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row (9) 10.0%(1)
(12)	Type of reporting person* IN

(1.)	Based on a total of 328,693,840 common shares of the Issuer, par value US$0.00025 per share (“Common Shares”), outstanding as of December 31, 2014 according to the Issuer.

CUSIP No.: 98419E108

(1)	Name of reporting persons Vantage Point Global Limited (“Vantage Point”)
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 32,814,606 Common Shares
(6) Shared voting power 0
(7) Sole dispositive power 32,814,606 Common Shares
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 32,814,606 Common Shares
(10)	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row (9) 10.0%(1)
(12)	Type of reporting person* CO

(1.)	Based on a total of 328,693,840 Common Shares outstanding as of December 31, 2014 according to the Issuer.

CUSIP No.: 98419E108

(1)	Name of reporting persons Choice & Chance Limited (“Choice”)
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 32,814,606 Common Shares
(6) Shared voting power 0
(7) Sole dispositive power 32,814,606 Common Shares
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 32,814,606 Common Shares
(10)	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row (9) 10.0%(1)
(12)	Type of reporting person* CO

(1.)	Based on a total of 328,693,840 Common Shares outstanding as of December 31, 2014 according to the Issuer.

Item 1(a).	Name of Issuer:

Xunlei Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4/F, Hans Innovation Mansion, North Ring Road

No. 9018 High-Tech Park, Nanshan District

Shenzhen, 518057, People’s Republic of China.

Item 2(a).	Name of Person Filing:

Shenglong Zou

Vantage Point Global Limited

Choice & Chance Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Shenglong Zou

Vantage Point Global Limited

c/o Xunlei Limited

4/F, Hans Innovation Mansion, North Ring Road

No. 9018 High-Tech Park, Nanshan District

Shenzhen, 518057, People’s Republic of China.

Choice & Chance Limited

Cititrust (Bahamas) Limited

Citibank Building

Thompson Boulevard, Nassau,

New Providence, The Bahamas

P.O. Box N-1576, Nassau, Bahamas

Item 2(c).	Citizenship:

Mr. Zou is citizen of People’s Republic of China.

The place of organization of Vantage Point is British Virgin Islands.

The place of organization of Choice is Bahamas.

Item 2(d).	Title of Class of Securities:

Common shares of par value US$0.00025 per share

Item 2(e).	CUSIP Number:

98419E108 (for the American Depositary Shares, evidenced by American Depositary Receipts, of the Issuer (the “ADSs”), each representing five Common Shares. No CUSIP has been assigned to the Common Shares.)

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not Applicable

Item 4.	Ownership:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class(1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Shenglong Zou(2)	32,814,606 Common Shares	10.0%	32,814,606 Common Shares(2)	0	32,814,606 Common Shares(2)	0

Vantage Point Global Limited(2)	32,814,606 Common Shares	10.0%	32,814,606 Common Shares	0	32,814,606 Common Shares	0

Choice & Chance Limited(2)	32,814,606 Common Shares	10.0%	32,814,606 Common Shares	0	32,814,606 Common Shares	0

(1)	Based on a total of 328,693,840 Common Shares outstanding as of December 31, 2014 according to the Issuer.
(2)	As of December 31, 2014, Vantage Point was the record owner of 32,814,606 Common Shares. Vantage Point is wholly owned by Choice, the shares of which are held by Buchanan Limited, a wholly owned Cititrust company acting as nominee for Cititrust (Singapore) Limited as trustee of the Giganology Family Trust, a trust governed by Cayman Islands law, of which Cititrust (Singapore) Limited (the “Trustee”) is acting as the trustee and Mr. Zou is the settlor. Mr. Zou is the sole director of Vantage Point. The board of directors of Choice consists of three wholly owned Cititrust companies acting in their capacity as Directors. Pursuant to the trust deed dated March 31, 2011 between Mr. Zou and the Trustee, Mr. Zou indirectly holds all voting and investment powers of Vantage Point and its assets. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Zou may be deemed to beneficially own all of the Common Shares directly held by Vantage Point. The Trustee should not be deemed to beneficially own any Common Shares directly held by Vantage Point under Section 13(d) of the Exchange Act.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

Shenglong Zou	/s/ Shenglong Zou

[Signature Page to Schedule 13G]

Vantage Point Global Limited	By:	/s/ Shenglong Zou
	Name:	Shenglong Zou
	Title:	Director

[Signature Page to Schedule 13G]

Choice & Chance Limited	For and on behalf of Choice & Chance Limited

	By:	/s/ David Connor
	Name:	David Connor
	Title:	Authorized Signer, President of Brennan Limited, as officer of Choice & Chance Limited

	By:	/s/ Janet Ong
	Name:	Janet Ong
	Title:	Authorized Signer, Secretary of Buchanan Limited, as officer of Choice & Chance Limited

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement